BRITISH
COLUMBIA

Number: C0766607

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that DORATO RESOURCES INC. changed its name to XIANA MINING INC. on October 23, 2013 at 01:42 PM Pacific Time.

Issued under my hand at Victoria, British Columbia
On October 23, 2013

CAROL PREST
Registrar of Companies
Province of British Columbia
Canada